Human Resources Policy | Work Rules – Code of Ethics

Ephrata National Bank

Code of Ethics

Purpose:

Ephrata National Bank considers as one of its most valued assets, its outstanding reputation within the communities it serves. Its directors, officers and employees, have earned this reputation as a result of many years of outstanding service and exemplary conduct, both past and present.

The Bank's outstanding reputation must be jealously guarded and preserved, not only for the present, but the future as well. The conduct of every director, officer, and employee is a direct reflection upon the Bank and the reputation it seeks to uphold. Therefore, the Bank expects that all directors, officers, and employees will consistently demonstrate conduct meeting the high ethical standards set forth within the Code of Ethics Policy which provides a fundamental basis to good business practices.

The nature of banks as regulated institutions imposes special obligations upon a bank, its directors, officers and employees to respect and protect the rights and assets of others, whether customers, shareholders, other employees, or affected companies. The Board of Directors of Ephrata National Bank is responsible to establish, communicate and monitor the policies and standards of conduct within the institution that encourages integrity and the ethical values that foster acceptable business practices, and prohibit conflicts of interest and other violations of law. All of these basic standards follow.

The Code of Ethics Policy reflects the Bank's determination of conduct by directors, officers, and employees that is deemed to be consistent with applicable ethical, legal, and moral standards. Every director, (where applicable), officer, and employee must follow the standards as set forth within the policies.

This Code of Ethics has been approved by the Bank's Board of Directors, and will be enforced by the Bank's Senior Management, with authority from the Board. Failure by officers or employees to adhere to any of these standards could result in disciplinary actions up to and including dismissal. Nothing contained within the Code of Ethics creates an employment contract or a binding obligation on the part of the Bank. It does not affect or prejudice in any manner the Bank's right or ability to discharge any officer or employee at-will and in its sole discretion.

SECTION I.	OUTLINE OF DIRECTOR, OFFICER, & EMPLOYEE RESPONSIBILITIES

As a director, officer, or employee, you are required to conduct and monitor your personal and professional affairs so as not to discredit the Bank. Because your conduct at work reflects the ethical standards of the Bank, you will be expected to:

1.	Adhere to all laws and regulations that are applicable to the Bank's business.

2.	Avoid activities that could result in conflicts of interest with the Bank.

3.	Respect the confidentiality of information concerning those with whom the Bank maintains a business relationship.

The above obligations are more fully presented in the remainder of this Code of Ethics.

Human Resources Policy | Work Rules – Code of Ethics

SECTION II.	ADHERENCE TO LAWS AND REGULATIONS

Federal, state, and local laws and regulations extensively impact banking. Directors, officers, and employees are expected to conduct all business dealings in a manner consistent with these laws and regulations. Failure to do so could subject individual directors, officers, and employees to civil or criminal penalties.

Examples of the types of laws and regulations to which this section makes reference include:

1.	Solicitation or Acceptance of Gifts (Federal Bank Bribery Law)

No director, officer or employee representing the Bank may (1) solicit for themselves or for a third party (other than the bank itself) anything of value from anyone in return for any business, service, or confidential information of the bank and (2) accepting anything of value (other than bona fide salary, wages and fees, referred to in 18 U.S.C. 215(c)) from anyone in connection with the business of the bank, either before or after a transaction is discussed or consummated.

The following are acceptable exceptions:

a)	Acceptance of gifts, gratuities, amenities, or favors based on obvious family or personal relationships where the circumstances make it clear that it is those relationships rather than the business of the bank concerned which are the motivating factors;

b)	Acceptance of meals, refreshments, entertainment, accommodations or travel arrangements, all of reasonable value, in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions or to foster better business relations, provided that the expense would be paid for by the bank as a reasonable business expense;

c)	Acceptance of loans from other banks or financial institutions on customary terms to finance proper and usual activities, such as home mortgage loans, except where prohibited by law;

d)	Acceptance of advertising or promotional material of reasonable value, such as pens, pencils, note pads, key chains, calendars and similar items;

e)	Acceptance of discounts or rebates on merchandise or services that do not exceed those available to other customers;

f)	Acceptance of gifts of reasonable value that are related to commonly recognized events or occasions, such as a promotion, new job, wedding, retirement, holiday or birthday if the gifts are of a value of $100.00 or less;

g)	Acceptance of civic, charitable, educational, or religious organizational awards for recognition of service and accomplishment.

Cash may not be accepted in any amount, and gift certificates in excess of $50.00 are not acceptable. No one is allowed to accept any securities, warrants, or options to purchase securities.

Should a Bank officer or employee be offered or given something of value beyond what is authorized within this Code of Ethics, that officer or employee must disclose the circumstances in writing to Human Resources using the Code of Ethics Determination Form.

Human Resources Policy | Work Rules – Code of Ethics

2.	Other Violations of Criminal Law

A number of other criminal laws apply to officers and employees of financial institutions. Examples of activities prohibited by these laws include:

a)	Intentionally failing to prepare and submit currency transaction and other reports required by the Bank Secrecy Act.

b)	Stealing, embezzling, or otherwise misapplying Bank funds or assets.

c)	Attempting to collect money by using threats, physical force or other unauthorized or unlawful means.

d)	Issuing unauthorized Bank obligations (such as certificates of deposit, notes of mortgages) or falsifying records or entries.

e)	Using Bank funds or assets to finance political campaigns.

f)	Lending trust funds to a director, officer, or employee.

g)	Certifying a check drawn on an account with insufficient funds.

h)	Making a loan or giving a gift to a bank examiner with authority to examine the Bank.

i)	Using a computer to gain unauthorized access to Bank or customer records.

j)	Knowing that a crime has been committed and assisting the perpetrator to avoid capture or punishment.

k)	Knowingly violating federal patent or copyright law by copying documents or software.

3.	Antitrust Violations

Combinations, conspiracies, or agreements among competitors to restrict or prevent competition are considered violations of the Sherman Antitrust Act. Therefore, directors, officers, and employees are prohibited from entering into formal or informal agreements with competitor banks to (i) fix prices; (ii) allocate markets; (iii) allocate customers; or (iv) refuse to deal with particular customers or suppliers.

Also, the Federal Bank Holding Company Act and Anti-Trust laws prohibit Bank employees from participating in certain "tying arrangements." A "tying arrangement" is one in which the seller or provider of services conditions the sale of a product on the customer's purchase of a separate product or service unrelated to the original. For example, although credit may be extended on the condition that the borrower maintains a deposit relationship, credit may not be extended on the condition that the borrower rents a safe deposit box.

Human Resources Policy | Work Rules – Code of Ethics

4.	Equal Employment Opportunity Laws

The Bank is subject to a number of federal, state, and local laws governing equal employment opportunity, many of which prohibit discrimination in hiring, training, promotions, etc. All officers and employees are expected to adhere to these laws, which are strongly supported by the Bank. Strict adherence to the Bank's Equal Employment Opportunity Policy, Policy Prohibiting Sexual Harassment, and Affirmative Action Policy will be expected of all officers and employees.

SECTION III.	AVOIDING CONFLICTS OF INTEREST

A conflict of interest can be defined as having two or more interests that are inconsistent. A conflict of interest arises whenever a Bank director, officer or employee (or members of his or her family) has a financial interest, direct or indirect, which could affect his or her judgment when making a decision such as approving a loan, processing Teller transactions, opening customer accounts or other Bank process or expenditure. This includes any Bank director, officer, or employee's relationship or activity that could result in the impression to others that his or her judgment was being influenced in any way. See the “Employment of Relatives Policy” for determining family members whose employment might be considered a conflict of interest.

Certain areas where potential conflicts of interest frequently arise are addressed below. Conflicts of interest are not limited to these areas, however.

1.	Acceptance of Bequest or Appointment as Executor, Trustee or Guardian

If any Bank officer or employee is asked to serve individually as executor, trustee or guardian or as co-fiduciary in a similar relationship with the Bank, whether or not the Bank has trust powers, or knows of any bequest to him or her, the facts pertaining to such appointment or gift must be presented to Human Resources for consideration and decision. An exception to this rule arises where the officer or employee is acting on behalf of an immediate family member.

Immediate family members include grandparents and grandchildren, parents, spouses, children, siblings, stepparents, stepsons and daughters, stepbrothers and sisters, fathers and mothers-in-law, brothers and sisters-in-law, aunts and uncles, nephews and nieces, and first cousins

2.	Outside Employment

Outside employment by a Bank officer or employee is not permitted without prior approval in writing of the Chief Human Resources Officer or their designated representative.

Outside activities of officers or employees that could raise conflict of interest issues include, but are not limited to:

(a)	Employment by a Bank that competes with the Bank.

(b)	Engaging in legal, accounting and tax services.

(c)	Use of bank equipment, supplies, or facilities for non-bank business.

(d)	Performing any service that the Bank could itself perform.

In addition, federal law prohibits Bank directors, officers, and employees from participating in "interlocking affiliations," meaning dual service, in the following areas:

(a)	As an employee of an organization primarily engaged in the issue, flotation, underwriting, public sale or distribution of stocks, bonds or other issues.

(b)	As a director, officer or employee of any commercial bank, banking association, trust company or savings bank not owned by Ephrata National Bank.

Any Bank officer or employee prior to participating with a customer in a business venture shall make disclosure in writing.

Human Resources Policy | Work Rules – Code of Ethics

3.	Signature Authority for Non-Owned Accounts

Bank officers and employees must secure approval from his or her Department’s Executive Vice President to maintain signature authority on accounts or safe deposit boxes established at the Bank for which such officers or employees are neither an owner nor co-owner, including those of non-profit organizations.

4.	Serving as Outside Director or Officer of For-Profit Organization

In addition to the guidelines set forth above, Bank officers and employees may not serve as directors or officers of any Company or organization operating for profit or as a commercial venture without prior written approval from the Chief Human Resources Officer. Income or fees received by Bank officers and employees from such outside relationships must be disclosed initially and annually to the Bank.

5.	Community and Civic Activities

It is the Bank's policy to encourage active participation in community and civic activities. If an officer or employee is asked to serve on a project or engage in an activity that might encroach on office responsibilities, or might give rise to a conflict of interest, prior written approval must be obtained from the his or her department’s Executive Vice President. Officers are permitted to attend outside meetings, in moderation, during the workday as long as the officer is meeting performance expectations. The officer’s manager may at any time require the officer to forego outside activities to address critical matters of the bank.

6.	Political Activities

Bank directors, officers and employees shall not provide Bank services, funds or equipment as contributions of any kind to any political party or committee or to any candidate for or holder of any office of any government, national, state or local. In all cases, participants in political activities do so as qualified individuals and not as a representative of the Bank. No Bank letterhead or Bank address shall be used when making personal contributions or making personal endorsements.

Positions taken on legislative issues shall be as an individual and shall in no manner represent to be supported or endorsed by the Bank, except as otherwise directed by Human Resources in situations involving specific bank related legislative issues.

7.	Soliciting for Charitable or Religious Contributions

Human Resources, prior to the onset of the program must approve charitable solicitations in writing. Religious solicitations are a personal matter and may not be made during bank paid time. See the Solicitation Policy for more details.

8.	Holding Public Office

All officers and employees planning to run for public office or planning to accept appointment to a public office must report these plans in writing to his or her Department’s Executive Vice President. Should such holding of public office affect his or her Bank responsibilities, the officer, or employee must secure approval in writing by his or her Department’s Executive Vice President prior to running for or accepting an appointment.

Human Resources Policy | Work Rules – Code of Ethics

9.	Self-Dealing

No director, officer, or employee or member of his or her immediate family may buy or sell any assets of the Bank, its subsidiary, or the Trust Department, except acting in an official capacity. Neither shall any such person take personal advantage of a business opportunity that rightfully belongs to the Bank or receive other personal benefits that are a result of Bank position. No director, officer, or employee may represent the Bank in any transactions requiring use of their judgment and discretion with a person or organization with which they have a financial or material interest.

10.	Borrowing from the Bank or Other Sources

Bank officers and employees shall not borrow from or through any customers, prospective customers, suppliers or other persons or companies with which the Bank does business, except in the case of borrowing from relatives or those businesses engaged in lending in the normal course of business, and then only on terms offered to others under similar circumstances. (No preferential rates)

Certain officers or employees of the Bank may borrow under the Bank's employee loan policy. This policy is a guide in making loans to all officers and employees with the exception of those qualified individuals in Senior Management.

Every individual shall abstain from voting in decisions affecting extensions of credit to relatives, immediate family and self or any other situations involving a potential conflict of interest.

Loans by the Bank to directors and executive officers and their interests are subject to Bank procedures in accordance with Federal Reserve Board Regulation O. Borrowing in excess of $10,000.00 by Executive Officers from other financial institutions must be reported to the Bank's Board of Directors at its next regularly scheduled meeting.

11.	Matters Involving Potential Bank Liability

Bank officers and employees shall report to Human Resources any matter in which they are involved which could result in potential Bank liability.

12.	Use of Bank Letterhead

Bank letterhead shall be used only for official Bank business and other functions directly related to the position of the user, such as preparation of letters of reference.

13.	Bank News and Information

External release of news and other information involving the Bank, including information requests by media on topics involving bank products, procedure, security, or positions taken on legislative issues, shall only be issued through the President or his or her designee.

Internet postings should not disclose any information that is confidential or proprietary to the Bank or to any third party that has disclosed information to Ephrata National Bank.  If you comment on any aspect of the Bank’s business or any policy issue in which the Bank is involved or in which you have responsibility, you must clearly identify yourself as an Ephrata National Bank employee in your postings or blog site(s) and include a disclaimer that the views are your own and not those of Ephrata National Bank.

Human Resources Policy | Work Rules – Code of Ethics

This includes all Social Media or “Internet postings.” Employees who engage in social networking are held to the same standards as held for any public communications such as comments to a TV, radio, or news reporter.

Therefore, all employees have an obligation to Ephrata National Bank to ensure that any public communication made, including social networking communications, must not negatively impact the reputation of the Bank or bring disrepute in any way to the Bank, its partners, customers, suppliers, etc.

14.	Providing of Advice to Customers

No officer or employee of the Bank may provide legal, tax or investment advice to customers unless specifically authorized under a fiduciary, financial planning or similar relationship. Also, no referrals or recommendations of qualified professional people or firms may be made unless the names of several candidates are presented without any indication of favoritism. Under no circumstance may an officer or employee make a recommendation expecting to personally benefit from it.

15.	Treatment of Conflicts of Interest

Directors, officers, and employees have a responsibility to disclose existing interests that may be in conflict with Bank interests. An officer or employee shall resign from a directorship or any outside association for which an irreconcilable conflict arises with the Bank interest.

16.	Personal Investment Decisions

(a)	Securities listed on a national securities exchange or securities regularly traded over the counter may be purchased or sold by bank officers or employees, or members of their immediate family without notifying or receiving permission from the Bank's President or his or her designated representative. Securities for personal investments may not be purchased from or sold to a Bank customer or supplier unless his or her Department’s Executive Vice President has granted permission in advance.

The nature and amount of investments (even in listed and over-the-counter securities) owned or controlled by Bank officers and employees should not be such as to be prejudicial to their responsibilities or to subject the Bank to criticism for conflicts of interest, misuse of confidential information, etc.

(b)	Personnel who have commercial loan authority or access to commercial loan information shall not make investments in or have personal financial interests in any Bank or organization having any type of credit accommodation with the Bank.

(c)	Bank officers and employees who (i) make investment recommendations or decisions for the account of customers; (ii) participate in the determination of such recommendations or decisions; or (iii) obtain information concerning which securities are being purchased, sold or recommended for such actions, are required by federal law to report, within ten (10) days after the end of each calendar quarter, all securities transactions made by them or on their behalf in which they have an actual or beneficial interest. This report shall be made to the Bank's President and shall state the name and type of security, whether it was purchased or sold, and the date of each transaction. This report need not be filed for:
(i)	Transactions for the benefit of the officer or employee over which he or she has no control;

Human Resources Policy | Work Rules – Code of Ethics

(ii)	Transactions in mutual fund shares, or in U.S. Government or federal agency obligations; or

(iii)	Transactions during any quarter involving an aggregate amount of $10,000 or less.

(d)	No director, officer, or employee may act upon investment advice received from the Bank's Trust Department or other Bank sources for his or her own personal investment accounts, or communicate such advice to other persons.

(e)	No Bank officer or employee shall maintain margin accounts in securities, commodities, currency, or make speculative investments in securities, commodities, or currency, without prior approval of the President or his or her designated representative.

SECTION IV.	DISCLOSURE AND TRADING OF SECURITIES BASED ON "INSIDER" INFORMATION

Employees with access to material, non-public information about an issuer of securities are considered to be "insiders." Insiders may not trade or recommend securities affected by the material, non-public information or pass any information to others until such information has been fully discussed to the public.

The Bank is concerned that directors, officers, and employees not engage in any activities involving "insider" trading of securities of Ephrata National Bank or other companies based upon information actually received or perceived to be received from their relationships with Ephrata National Bank.

1.	Disclosure of Insider Information

Insider information (material non-public information) relating to Ephrata National Bank must be made public before anyone possessing such information can trade in or recommend the purchase or sale of the Bank’s stock. Under Federal and state securities laws, persons transmitting or receiving insider information can be held legally responsible for misuse of that information.

2.	Trading Based Upon Insider Information

No director, officer or employee of Ephrata National Bank shall buy or sell Ephrata National Bank common stock based on possession of information not available to the general public that is likely to affect the price of the security. No director, officer, or employee with prior knowledge, shall buy or sell Ephrata National Bank stock in situations involving material financial developments, mergers, dividend changes, major shareholder changes, or stock of other financial organizations involved with Ephrata National Bank in any of the above transactions.

Directors, officers, or employees are encouraged to purchase or sell Ephrata National Bank securities through a recognized brokerage firm.

SECTION V.	MAINTAINING CONFIDENTIAL INFORMATION

Bank directors, officers, or employees may have access to information, reports, or statements concerning the Bank's business or possess confidential information concerning the private or business affairs of the Bank's customers and suppliers. As such information is privileged, it must be maintained in the strictest confidence.

Human Resources Policy | Work Rules – Code of Ethics

Confidential information may be used only for Bank purposes and may never be used for personal gain or transmitted to non-Bank employees or Bank officers or employees for whom such information is not necessary to carry out their duties, except in the case of credit or other ordinary banking inquiries, which must be handled consistent with Bank policy and procedure.

All employees who have access to customer or other information should exercise care to ensure that this information remains confidential.

1.	Disclosing Customer Information

No director, officer, or employee may release or disclose confidential information about any Bank customer to any outside persons. Credit or other business inquiries should be handled consistent with Bank policy.

2.	Disclosing Bank Financial Information

Except as required by law or approved by the Bank's President or his or her designated representative, no Bank financial information may be made available to the public.

3.	Disclosing Bank Examination Information

Bank directors, officers, or employees may have access to information, reports, or statements concerning the Bank's business or possess confidential information concerning the private

Bank Regulatory examination reports are strictly confidential and information from those reports may not be disclosed to anyone not officially connected with Ephrata National Bank.

4.	Disclosing Bank Proprietary Information

Non-financial information developed by the Bank, such as business plans, computer software and data bases, etc., constitute confidential proprietary information which may not be disclosed to anyone outside of the Bank or used directly or indirectly for the benefit of any Bank officer or employee.

SECTION VI.	SENIOR FINANCIAL OFFICER REQUIREMENTS

For purposes of this section, senior financial officers are defined as those on the bank’s Executive Team and ENB’s Controller.

Ephrata National Bank’s Senior Financial Officers are held to an especially high set of ethical standards, described below. Senior Financial Officers shall adhere to and advocate the following principles. Failure to adhere to the following will result in disciplinary action up to and including dismissal, as deemed necessary by supervisory personnel and/or the Board of Directors.

•	Conduct their personal and professional affairs in a way that avoids both real and apparent conflicts of interest between their interests and the interests of the Corporation and its subsidiaries.

Human Resources Policy | Work Rules – Code of Ethics

•	Refrain from engaging in any activity that would compromise their professional ethics or otherwise prejudice their ability to carry out their duties to the Corporation and its subsidiaries.

•	Communicate to the Executive Management Teams of the Corporation and its subsidiaries and to accountants engaged in financial audits of the Corporation and its subsidiaries, all relevant unfavorable, as well as favorable, information and professional judgments or opinions.

•	Encourage open communication and full disclosure of financial information by providing a well-understood process under which management is kept informed of financial information of importance, including any departures from sound policy, practice, and accounting norms.

•	Ensure that all relevant staff members understand the open communication and full disclosure standards and processes of the Corporation and its subsidiaries.

•	Refrain from disclosing confidential information acquired in the course of their work except where authorized, unless legally obligated to do so.

•	Inform subordinates, as appropriate, regarding the confidentiality of information acquired in the course of their work and monitor, as needed, to ensure that subordinates maintain that confidentiality.

•	Refrain from using or appearing to use confidential information acquired in the course of their work for unethical or illegal advantage, either personally or indirectly through others.

•	Establish appropriate systems and procedures to ensure that business transactions are recorded on the Corporation's books in accordance with Generally Accepted Accounting Principles, established company policy, and appropriate regulatory pronouncements and guidelines.

•	Establish appropriate policies and procedures for the protection and retention of accounting records and information as required by applicable law, regulation, or regulatory guidelines.

•	Establish and administer financial accounting controls that are appropriate to ensure the integrity of the financial reporting process and the availability of timely, relevant information for the safe, sound, and profitable operation of the Corporation and its subsidiaries.

•	Completely disclose all relevant information reasonably expected to be needed by the Corporation's regulatory examiners and internal and external auditors for the full, complete, and successful discharge of their duties and responsibilities.

Any violations of this code must be promptly reported to the Chief Risk Officer, Audit Committee Chairman, or ENB’s whistleblower Hotline.

Human Resources Policy | Work Rules – Code of Ethics

EPHRATA NATIONAL BANK

STAFF MEMBER AGREEMENT CONCERNING

USE OR DISCLOSURE OF PROPRIETARY SOFTWARE,

PROGRAMS OR INFORMATION

&

AT WILL EMPLOYMENT STATEMENT

Pursuant to Section V., Paragraph 4 of the Ephrata National Bank Code of Ethics, I hereby agree as follows:

1.	I acknowledge that I have no right, title, or legally enforceable interest in and to any of the software, systems documentation, guidelines, procedures, programs, data, or related material to which I may have contact during my employment at Ephrata National Bank, all of which are considered to be proprietary information of the Bank.

2.	I hereby agree that I shall treat all such software systems documentation, guidelines, procedures, programs, data, or related material or information whatsoever to which I may have contact during my employment at Ephrata National Bank as a confidential and proprietary product of the Bank, and shall not use same or permit its use for my own personal benefit or for the benefit of any other party (other than the Bank), whether or not for consideration, and shall not sell, rent, loan, display, disclose, or otherwise communicate or make available such software, systems documentation, guidelines, procedures, programs, or related material or information or any modification or enhancement thereof to any person or entity without the authorization or consent of the Bank.

and in addition,

3.	I acknowledge that the terms and conditions set forth above shall in no manner be construed to constitute a contract of employment with Ephrata National Bank nor in any manner alters my status with the Bank as an employee-at-will.